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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
RULE 13d-102

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 1)

CROSSROADS SYSTEMS, INC.

(Name of Issuer)
COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)
22765D100
(CUSIP Number)
DECEMBER 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    / /      Rule 13d-1(c)

    /x/      Rule 13d-1(d)

CUSIP No.      22765D100

SCHEDULE 13G
Amendment 1

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Advanced Digital Information Corporation		91-1618616

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
WA

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
500,000

		(6)	Shared Voting Power
0

		(7)	Sole Dispositive Power
500,000

		(8)	Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
500,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
approximately 1.8%

(12)	Type of Reporting Person (See Instructions)
CO

ITEM 1.

(a)	Name of Issuer
This Amendment No. 1 to Schedule 13G relates to Crossroads Systems, Inc., a Delaware corporation (the "Company").

(b)	Address of Issuer's Principal Executive Offices
The Company's principal executive offices are located at 9390 Research Blvd., Suite II-300, Austin, TX 78759.

ITEM 2.

(a)	Name of Person Filing
This Amendment No. 1 to Schedule 13G relates to Advanced Digital Information Corporation.

(b)	Address of Principal Business Office or, if none, Residence
The business address of the reporting person is P.O. Box 97057, Redmond, WA 98073-9757.

(c)	Citizenship
Advanced Digital Information Corporation is a Washington corporation.

(d)	Title of Class of Securities
This Amendment No. 1 to Schedule 13G relates to the Company's common stock, $.001 par value (the "Common Stock").

(e)	CUSIP Number
The CUSIP number for the Company's Common Stock is 22765D100.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with section 240.13d-1(b)(1)(ii)(J). Not applicable

ITEM 4. OWNERSHIP

    The following describes the ownership of Common Stock by Advanced Digital Information Corporation as of December 31, 2000:

(a)	Amount beneficially owned:
500,000

(b)	Percent of class:

1.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
500,000

	(ii)	Shared power to vote or to direct the vote
0

	(iii)	Sole power to dispose or to direct the disposition of
500,000

	(iv)	Shared power to dispose or to direct the disposition of
0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    As of the date hereof, Advanced Digital Information Corporation has ceased to be the beneficial owner of more than five percent of the Company's Common Stock.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

     Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2001.
ADVANCED DIGITAL INFORMATION CORPORATION
	By:	/s/ LINDA A. SCHOEMAKER
Name: Linda A. Schoemaker Its: Senior Vice President and General Counsel

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SCHEDULE 13G RULE 13d-102
SIGNATURE